PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus dated December 22, 2006)	Filed pursuant to Rule 424(b)(7) Registration No. 333-139590

$345,000,000

priceline.com Incorporated

0.50% Convertible Senior Notes due 2011,
0.75% Convertible Senior Notes due 2013
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements and amends the prospectus dated December 22, 2006  covering resales from time to time by selling securityholders of our 0.50% Convertible Senior Notes due 2011 (the “2011 notes”) and 0.75% Convertible Senior Notes due 2013 (the “2013 notes” and together with the 2011 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement contains additional information about the selling securityholders. This prospectus supplement should be read in conjunction with the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks.  See “Risk Factors” beginning on page 7 of the prospectus, as well as risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

The date of this prospectus supplement is January 17, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Name	Aggregate Principal Amount of 2011 Notes Beneficially Owned and Offered	Percentage of 2011 Notes Outstanding	Number of Shares of Common Stock Offered(1)
ADI Alternative Investments	3,000,000	1.74%	74,294
ADI Alternative Investments c/o Axis Plan	500,000	*	12,382
ADI Alternative Investments c/o Casam ADI CB Arbitrage	2,000,000	1.16%	49,529
ADI Alternative Investments c/o Kallista Master Fund Ltd.	4,500,000	2.60%	111,441
Credit Suisse Securities (USA) LLC(33)	14,317,000	8.30%	354,556	(34)
GLG Market Neutral Fund(35)	5,000,000	2.90%	123,823
Marathon Global Convertible Master Fund, Ltd.(365)	10,000,000	5.80%	247,647
Parabolic Partners Master Fund Ltd.(37)	5,000,000	2.90%	123,823
Topaz Fund(38)	4,000,000	2.32%	99,058

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(33)       Credit Suisse Securities (USA) LLC is a registered broker-dealer.

(34)       In addition to the shares of common stock issuable upon conversion of the 2011 Notes, Credit Suisse Securities (USA) LLC also holds 2013 Notes convertible into 408,072 shares of our common stock, representing a total of 2.09% of our outstanding common stock.

(35)       GLG Market Neutral Fund is a publicly-owned company listed on the Irish Stock Exchange.  GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund.  The general partner of GLG Partners LP is GLG Partners Limited, an English limited company.  The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity.  The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the securities held by the fund.  GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(36)       Marathon Asset Management, LLC, the investment advisor for Marathon Global Convertible Master Fund, Ltd., exercises voting power and investment control over any registrable securities.

                           Bruce Richards and Louis Hanover are the Managing Members of Marathon Asset Management, LLC.

(37)       Parabolic Partners Capital Management LLC is the investment advisor for Parabolic Partners Master Fund Ltd.

(38)       Robert Marx has voting and investment power.  Topaz Fund is an affiliate of a broker-dealer.

Name	Aggregate Principal Amount of 2013 Notes Beneficially Owned and Offered	Percentage of 2013 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Credit Suisse Securities (USA) LLC(26)	16,478,000	9.55%	408,072	(27)
GLG Market Neutral Fund(28)	5,000,000	2.90%	123,823
Oakwood Healthcare Inc.—Professional Liability(29)	5,000	*	123
Oakwood Healthcare Inc.—Working Capital(29)	17,000	*	420

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(26)       Credit Suisse Securities (USA) LLC is a registered broker-dealer.

(27)       In addition to the shares of common stock issuable upon conversion of the 2013 Notes, Credit Suisse Securities (USA) LLC also holds 2011 Notes convertible into 354,556 shares of our common stock, representing a total of 2.09% of our outstanding common stock.

(28)       GLG Market Neutral Fund is a publicly-owned company listed on the Irish Stock Exchange.  GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund.  The general partner of GLG Partners LP is GLG Partners Limited, an English limited company.  The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity.  The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the securities held by the fund.  GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(29)       Nick Calamos, CIO of Calamos Advisors LLC has voting and investment power.

The selling securityholders listed above do not have, and within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and, unless otherwise indicated, do not beneficially own in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) under the Exchange Act, using 36,536,069 shares of common stock outstanding as of November 22, 2006, and, for such holders, treating as outstanding the number of shares of common stock issuable upon conversion of all of the holder’s notes, but assuming no conversion of any other holder’s notes and not including shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holders).

If all of the notes or common stock convertible upon conversion of the notes are sold, the selling securityholders will no longer hold any notes and would not own in excess of 1% of our outstanding common stock (such percentage calculated as described above).